Exhibit 99.1

1 September 2010

The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries SE Level 3

22 Pitt Street
Sydney NSW 2000 Australia

Tel: 02 8274 5239
Fax: 02 8274 5218

GPO Box 3935
Dear Sir,	Sydney NSW 2001 Australia
Request for Trading Halt
On behalf of James Hardie Industries SE (the company), I request a trading halt in all securities of James Hardie from 2.00pm today, Wednesday, 1 September 2010.
In accordance with Listing Rule 17.1, I advise:
1.	The company is informed that the judgement in the matter of RCI Pty Ltd v Commissioner of Taxation will be handed down by the Federal Court of Australia at 2.15pm on Wednesday, 1 September 2010. The outcome of the judgment is considered material to trading in the company’s securities.

2.	The company requests that trading be halted from 2.00pm until the company makes an announcement to the market. The company intends to make an announcement as soon as possible.

3.	The company requests that trading recommence immediately after the company has informed the market of the outcome of the judgment.

4.	The company is not aware of any other reason why the trading halt should not be granted.

5.	The company refers market participants to its statement issued on 30 August 2010 which provided background material in relation to the matter of RCI Pty Ltd v Commissioner of Taxation.
If you have any question concerning the above please do not hesitate to contact Sean O’Sullivan on (02) 8274 5239.
Yours faithfully,
Marcin Firek
Company Secretary
James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James
Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719